

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

Michael Rapoport (a/k/a Michael Rapp)
Chief Executive Officer
Committed Capital Acquisition Corporation II
1745 Sidewinder Drive
Park City, UT 84060

Re: **Committed Capital Acquisition Corporation II**
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed May 30, 2017
        Form 10-Q for the Quarter Ended March 31, 2017
        Filed June 27, 2017
        Form 8-K
        Filed July 11, 2017
        Response Dated November 3, 2017
        File No. 333-192586

Dear Mr. Rapp:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director
                    Office of Natural Resources